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SECUR 05038269 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C. FEB 28 2005 1086

SEC FILE NUMBER
8- 43429

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Reich & Tang Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard De Sanctis 212-830-5200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED MAR 23 2005 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard De Sanctis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reich & Tang Distributors, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DINA D. DIBENEDETTO
Notary Public, State of New York
Registration # 01DI6038433
Qualified in Queens County
My Commission Expires March 13, 2006

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reich & Tang Distributors, Inc.

Statement of Financial Condition
December 31, 2004

SEC MAIL PROCESSING
RECEIVED
FEB 28 2005
WASH. D.C. 213 SECTION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder of Reich & Tang Distributors, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Reich & Tang Distributors, Inc. (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in Note 4 to the financial statement, Reich & Tang Distributors, Inc. has extensive transactions with Reich & Tang Asset Management, LLC. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 23, 2005

Reich & Tang Distributors, Inc.
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 5,383,319
Receivables:	
Commissions	69,274
Distribution fees from funds (Note 4)	696,965
Reimbursement for distribution assistance (Note 4)	3,079,856
Property, equipment and leasehold improvements, net	29,981
Deposit with clearing broker	206,482
Other assets	30,678
Total assets	$ 9,496,555
Liabilities and Stockholder's Equity	
Distribution assistance payable (Note 4)	$ 4,225,403
Accrued expenses (Note 4)	85,016
Total liabilities	4,310,419
Stockholder's equity:	
Common stock, $.01 par value, authorized 1,000 shares, issued 100 shares	1
Additional paid-in capital	3,743,210
Retained earnings	1,442,925
Total stockholder's equity	5,186,136
Total liabilities and stockholder's equity	$ 9,496,555

See the accompanying notes to the financial statement.

1. Nature of Business and Significant Accounting Policies

Nature of Business
Reich & Tang Distributors, Inc. ("RTD" or the "Company") is a wholly owned subsidiary of IXIS Asset Management Holdings, LLC ("IXIS Holdings"), which is a wholly owned subsidiary of IXIS Asset Management North America, L.P. ("IAM"). The Company provides brokerage and distribution services to investment advisory clients of affiliate Reich & Tang Asset Management, LLC ("RTAM"). RTAM manages mutual funds that are sold through participating organizations and also provides discretionary management of equity and fixed income portfolios for institutions and individuals. RTAM is a wholly owned subsidiary of IAM. The Company is a regulated broker-dealer.

A summary of the Company's significant accounting policies follows:

Cash Equivalents
Cash equivalents include money market mutual funds managed by RTAM.

Revenue Recognition
Commissions and related clearing expenses paid to the clearing and execution broker are recorded on a settlement date basis, which does not differ materially from a trade date basis. Distribution fees are recognized as services are rendered. Distribution fees are computed as a percentage of mutual fund assets under management.

Capitalization and Depreciation
Property and equipment are stated at cost and are depreciated over periods ranging from 3 to 5 years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the life of the lease. The cost of repairs and maintenance is expensed as incurred.

Income Taxes
The Company is included in the consolidated federal income tax return filed by IXIS Holdings. The Company has an agreement with IXIS Holdings, whereby RTD will not pay any income tax provision to IXIS Holdings and will not receive any income tax benefit from IXIS Holdings. Accordingly, any tax provision/benefit is deemed a contribution/distribution and is recorded as Additional Paid-in Capital in the Stockholder's Equity account to adjust for this agreement between RTD and IXIS Holdings.

Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.

2. Customer Transactions

Customer securities transactions are cleared through Neuberger Berman, LLC ("Neuberger") on a fully disclosed basis. Neuberger reflects all customer securities transactions on its books and records them in accounts that it carries in the names of such customers. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers."

3. Property, Equipment and Leasehold Improvements

Property, equipment, and leasehold improvements at December 31, 2004 consist of the following:

Property and equipment	$ 47,589
Leasehold improvements	56,089
	103,678
Less: accumulated depreciation and amortization	73,697
	$ 29,981

4. Transactions with Related Parties

The Company has entered into written distribution agreements with various participating organizations that may be terminated at any time without the payment of any penalty upon 90 days written notice to either party. The Company has an agreement with RTAM, whereby RTAM has agreed to bear all distribution expenses of the Company paid to participating organizations in excess of the distribution fees and reimbursements received by the Company from the sponsored mutual funds described in Note 1. The amount due from RTAM at December 31, 2004 is reflected as "Reimbursement for distribution assistance" in the accompanying Statement of Financial Condition.

In addition, RTAM acts as paying agent for the Company with respect to operating expenses including distribution payments to participating organizations. Under this arrangement the Company reimburses RTAM for operating expenses and remits all fees that the Company receives from the sponsored mutual funds to RTAM. At December 31, 2004, $71,062 was owed to RTAM for reimbursement of operating expenses and is included in "Accrued expenses" on the Statement of Financial Condition.

At December 31, 2004, the Company had cash of $5,383,319 invested in money market funds sponsored by RTAM.

5. Net Capital

The Company is subject to the net capital rule of the Securities and Exchange Commission. This rule prohibits a broker/dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined in the rule. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2004, the Company had net capital of $1,145,990 which

was $858,629 in excess of its required net capital of $287,361. The Company's ratio of aggregate indebtedness to net capital was 3.76 to 1.

Neuberger has elected to compute a reserve requirement with respect to proprietary accounts of introducing broker-dealers ("PAIB Calculation"). The PAIB Calculation is computed under SEC Rule 15c3-3 and allows the introducing broker to receive allowable asset treatment in its net capital calculation for proprietary assets held at their clearing broker. As of December 31, 2004, the Company had cash of $206,482 on deposit at Neuberger and has classified this as an allowable asset in its net capital computation.

6. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 2, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to the right. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and by ensuring that customer transactions are executed properly by the clearing broker/dealer. The Company has the right to pursue collection on performance from the counter-parties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counter-parties with which it conducts business.

Commissions receivable represent amounts due the Company from its clearing broker relating to customer securities transactions introduced by the Company.

7. Commitments and Contingencies

The Company may enter into agreements that contain certain representations and warranties and which provide general indemnifications. The Company serves as a guarantor of such obligations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against RTD that have not yet occurred. The Company expects any risk of liability associated with such guarantees to be remote.

8. Capital

On February 23, 2004, IXIS Holdings made an additional capital contribution of $2,000,000 in cash to the Company.